Issuer Free Writing Prospectus, dated May 21, 2009

Filed pursuant to Rule 433 under the Securities Act

Registration Statement No. 333-135055

BERRY PETROLEUM COMPANY

10¼% Senior Notes due 2014

Term Sheet

May 21, 2009

The following information supplements the preliminary prospectus supplement dated May 15, 2009 to the prospectus dated February 26, 2009.

Issuer:		Berry Petroleum Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$325,000,000
Gross Proceeds:		$304,024,500
Net Proceeds to Issuer (before expenses):		$295,087,000
Coupon:		10 ¼%
Maturity:		June 1, 2014
Offering Price:		93.546%
Yield to Maturity:		12.00%
Spread to Treasury:		+1,000 bps
Benchmark:		1 7/8% due 4/30/14 yielding 2.00%
Ratings:		B2/B
Interest Pay Dates:		June 1 and December 1
Beginning:		December 1, 2009
Optional Redemption:		Subject to makewhole call @ T+50 bps at any time
Change of Control:		Put @ 101% of principal plus accrued interest
Trade Date:		May 21, 2009
Settlement Date:	(T+3)	May 27, 2009
CUSIP:		085789 AD7
ISIN:		US085789AD78
Bookrunners:		Wachovia Capital Markets, LLC RBS Securities Inc. BNP Paribas Securities Corp. SG Americas Securities, LLC Calyon Securities (USA) Inc.
Co-Managers:

BMO Capital Markets Corp.

Wedbush Morgan Securities Inc.

BBVA Securities Inc.

BOSC, Inc.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Natixis Bleichroeder Inc.

Raymond James & Associates, Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Additional Information:

We estimate that the net proceeds from this offering (after deducting discounts to the underwriters and estimated expenses of the offering) will be approximately $294 million.  We intend to use the net proceeds from this offering to repay our $140 million second lien term loan in full and pay down approximately $154 million of the borrowings outstanding under our senior secured revolving credit facility.

As of May 20, 2009, after giving pro forma effect to this offering and the use of proceeds of this offering, our borrowing base would have been reduced to $927 million and we would have had $562 million in outstanding borrowings under our senior secured revolving credit facility, providing us with approximately $365 million in liquidity under that facility.

As of March 31, 2009, on a pro forma as adjusted basis to give effect to this offering and the application of the estimated net proceeds in the manner described above, we had a total capitalization of $1,883 million, total debt of $1,070 million and total long-term debt of $1,070 million, including $566 million outstanding under our senior secured revolving credit facility and $304 million of indebtedness associated with our new senior notes.  The $325 million of senior notes are recorded at their discounted amount, with the discount to be accrued over the life of the senior notes.  This information supplements the information contained in the capitalization table under the column heading “Pro Forma as Adjusted” on page S-33 of the preliminary prospectus supplement dated May 15, 2009.

In addition, as of March 31, 2009, after giving pro forma effect to this offering, the application of net proceeds therefrom and the application of the net proceeds of the sale of our DJ Basin assets, as discussed in the preliminary prospectus supplement dated May 15, 2009, the notes would have ranked effectively junior to approximately $566 million of senior secured indebtedness and senior to $200 million of our 8¼% senior subordinated notes due 2016.

Pro Forma Ratio of Earnings to Fixed Charges

Because the proceeds of this offering will be used to repay indebtedness and our ratio of earnings to fixed charges would change by ten percent or more, we are presenting our pro forma ratio below.

In computing the pro forma ratio, the historical ratio is adjusted by the pro forma interest expense (net) amount calculated as follows:

(1)     add to historical fixed charges the increase in interest costs resulting from the proposed issuance of new debt; and

(2)     deduct from historical fixed charges the decrease in interest costs resulting from the retirement of any debt presently outstanding (but only for the period of time outstanding if less than one year) which will be retired with the proceeds from the proposed offering.

The pro forma ratio does not give pro forma effect to the East Texas Acquisition, as defined in the preliminary prospectus supplement dated May 15, 2009.

	Pro Forma for this Offering
	Year Ended	Three Months
	December 31,	Ended
($ in thousands, except ratios)	2008	March 31, 2009
Total earnings	$218,293	$74,106
Fixed charges	49,418	16,177
Adjustments:
Estimated net increase in interest expense from refinancing	22,110	6,675
Total pro forma fixed charges	71,528	22,852
Pro forma ratio of earnings to fixed charges	3.1x	3.2x

Computation of Pro Forma Ratio of Earnings to Fixed Charges

	Pro Forma for this Offering
	Year Ended	Three Months
	December 31,	Ended
($ in thousands, except ratios)	2008	March 31, 2009
Pre-tax income from continuing operations	$192,084	$63,241
Interest expense	48,319	17,540
Capitalized interest	23,209	5,312
Earnings	$218,293	$74,106
Pro forma ratio of earnings to fixed charges	3.1x	3.2x

For purposes of these tables, “earnings” consists of income from continuing operations before income taxes plus fixed charges and less capitalized interest.  “Fixed charges” consists of interest expense and capitalized interest (for both continued and discontinued operations).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-866-472-8279.